EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE July 26, 2010
ITEM 3.	NEWS RELEASE Issued July 26, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
Results from the first eight holes drilled at the Iron Cap target have confirmed a new, large potentially bulk minable deposit at KSM which could substantially improve project economics. Results to date include wide intercepts of gold, copper and silver grades above the KSM average. Infill drilling will now proceed at Iron Cap with the aim of establishing new proven and probable reserves to be included in mine plans for the project.

Results from our eight holes and five holes drilled by previous operators had identified a new deposit that is at least 900 meters in strike length, 400 meters wide and up to 350 meters thick,  located immediately adjacent to the Mitchell zone. Iron Cap appears to have zones of higher grade copper which could be blended with ore from Mitchell to maintain the targeted 0.20% average copper grade to the mill. Sequencing Iron Cap before Kerr and Sulphurets could have multiple potential benefits including lower operating and capital costs, deferring significant expenditures and extending mine life.”

Results from Seabridge’s initial eight holes from Iron Cap are as follows:

Drill Hole	Depth (meters)	From (meters)	To (meters)	Length (meters)	Gold (gpt)	Copper (%)	Silver (gpt)
IC-10-006	351.0	2.9	148.5	145.6	0.60	0.34	9.8
		200.5	288.0	87.5	0.59	0.13	3.1
		334.0	351.0	17.0	0.31	0.41	6.9
	Cu Zone	38.0	96.0	58.0	0.38	0.53	10.4
IC-10-007	350.5	2.6	110.6	108.0	0.50	0.26	2.0
	Cu Zone	29.0	109.0	80.0	0.47	0.30	2.0
IC-10-008	270.0	5.5	270.0	264.5	0.50	0.25	4.2
	incl.	153.9	166.0	12.1	0.86	0.10	2.2
	incl.	197.0	211.0	14.0	3.09	0.13	1.3
	Cu Zone	5.5	66.0	60.5	0.37	0.32	3.6
		117.0	153.9	36.9	0.42	0.38	7.2
IC-10-009	516.0	4.0	516.0	512.0	0.55	0.18	5.9
	incl.	226.2	265.0	38.8	1.01	0.16	2.7
	incl.	315.0	460.0	145.0	1.00	0.18	17.7
	Cu Zone	483.0	516.0	33.0	0.30	0.52	7.1
IC-10-010	351.4	193.0	351.4	158.4	0.67	0.26	2.8
	Cu Zone	211.0	283.6	72.6	0.94	0.34	2.7
IC-10-011	525.0	2.9	452.0	449.1	0.46	0.21	6.8
	incl.	359.0	377.0	18.0	4.44	0.12	1.0
	Cu Zone	5.0	51.0	46.0	0.45	0.40	10.9
IC-10-012	456.0	128.0	351.0	223.0	0.60	0.15	6.2
	Cu Zone	235.0	273.5	38.5	0.94	0.34	2.4
IC-10-013	392.5	72.0	203.0	131.0	0.33	0.21	5.9
	Cu Zone	8.0	44.0	36.0	0.57	0.38	0.7

The above reported drill holes were designed to intersect the true width of the Iron Cap zone.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable
ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.
ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	JULY 26, 2010

APPENDIX A
Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release July 26, 2010

Seabridge drilling confirms Iron Cap as major new gold-copper deposit
New fourth KSM zone could significantly improve project economics

Toronto, Canada – Results from the first eight holes drilled by Seabridge at the Iron Cap target have confirmed a new, large potentially bulk minable deposit at KSM which could substantially improve project economics. Results to date include wide intercepts of gold, copper and silver grades above the KSM average. Infill drilling will now proceed at Iron Cap with the aim of establishing new proven and probable reserves to be included in mine plans for the project.

Seabridge President Rudi Fronk commented that “ results from our eight holes and five holes drilled by previous operators  have identified a new deposit that is at least 900 meters in strike length, 400 meters wide and up to 350 meters thick,  located immediately adjacent to the Mitchell zone [see attached map]. What is most encouraging is that Iron Cap appears to have zones of higher grade copper which could be blended with ore from Mitchell to maintain our targeted 0.20% average copper grade to the mill. This average head grade is important because it generates a higher grade concentrate without sacrificing recoveries, which in turn commands better smelter returns and reduces shipping costs. The current mine plan calls for the early development of the more distant Kerr and Sulphurets zones to maintain copper head grades to the mill. Sequencing Iron Cap before Kerr and Sulphurets could have multiple potential benefits including lower operating and capital costs, deferring significant expenditures and extending mine life.” Results from Seabridge’s initial eight holes from Iron Cap are as follows:

Iron Cap Drill Hole Results
Drill Hole	Depth (meters)	From (meters)	To (meters)	Length (meters)	Gold (gpt)	Copper (%)	Silver (gpt)
IC-10-006	351.0	2.9	148.5	145.6	0.60	0.34	9.8
		200.5	288.0	87.5	0.59	0.13	3.1
		334.0	351.0	17.0	0.31	0.41	6.9
	Cu Zone	38.0	96.0	58.0	0.38	0.53	10.4
IC-10-007	350.5	2.6	110.6	108.0	0.50	0.26	2.0
	Cu Zone	29.0	109.0	80.0	0.47	0.30	2.0
IC-10-008	270.0	5.5	270.0	264.5	0.50	0.25	4.2
	incl.	153.9	166.0	12.1	0.86	0.10	2.2
	incl.	197.0	211.0	14.0	3.09	0.13	1.3
	Cu Zone	5.5	66.0	60.5	0.37	0.32	3.6
		117.0	153.9	36.9	0.42	0.38	7.2
IC-10-009	516.0	4.0	516.0	512.0	0.55	0.18	5.9
	incl.	226.2	265.0	38.8	1.01	0.16	2.7
	incl.	315.0	460.0	145.0	1.00	0.18	17.7
	Cu Zone	483.0	516.0	33.0	0.30	0.52	7.1
IC-10-010	351.4	193.0	351.4	158.4	0.67	0.26	2.8
	Cu Zone	211.0	283.6	72.6	0.94	0.34	2.7
IC-10-011	525.0	2.9	452.0	449.1	0.46	0.21	6.8
	incl.	359.0	377.0	18.0	4.44	0.12	1.0
	Cu Zone	5.0	51.0	46.0	0.45	0.40	10.9
IC-10-012	456.0	128.0	351.0	223.0	0.60	0.15	6.2
	Cu Zone	235.0	273.5	38.5	0.94	0.34	2.4
IC-10-013	392.5	72.0	203.0	131.0	0.33	0.21	5.9
	Cu Zone	8.0	44.0	36.0	0.57	0.38	0.7

Geologic descriptions of the eight holes are as follows:

IC-10-006:  Eastern part of Iron Cap zone, drilled at azimuth 135o with an inclination of minus 70o. The drill pierced thermally and hydrothermally altered sedimentary rocks with narrow intrusive and breccia bodies. Silicic alteration with intense quartz veinlets indicative of shattering by fluid pressure characterizes the rocks in this drill hole. Sulfide minerals are abundant and concentrated in the quartz veinlets.

IC-10-007:  North central part of Iron Cap, orientated at azimuth 135o and a minus 80o inclination. This hole collared in shattered and veined silicically altered and thermally metamorphosed sedimentary rocks. It passed into a shattered and veined intrusion with intense silica alteration. Numerous intervals of silica altered breccia with abundant sulfide minerals were recognized within the intrusion.

IC-10-008:  Central part of Iron Cap, drilled at azimuth 135o and a minus 80o inclination. Extensive silica alteration of tuffaceous and sedimentary rocks was encountered in the upper part of the drill hole. Deeper sections of the hole contained quartz-sericite altered intrusion and silica altered breccia.

IC-10-009:  North central part of Iron Cap, drilled at azimuth 135o and a minus 80o inclination. The hole encountered diorite to monzonite intrusion through most of its length. To about 174 meters, alteration intensity increases beginning with moderate-intensity chlorite alteration grading to intense silica and potassic alteration. Below 174 meters, intensity of silica alteration remains consistent to the end of the hole, with veining and sulfide abundance decreasing at depth.

IC-10-010:  North central part of Iron Cap, drilled at azimuth 135o and a minus 80o inclination. The drill hole encountered breccia through most of its length. The breccia generally has intensely altered fragments in a matrix of silica and sulfide minerals, with occasional zones of intense veining superimposed on the brecciated rock.

IC-10-011:  Northeast part of Iron Cap, orientated at azimuth 135o with an inclination of minus 70o. The drill hole collared in brecciated rock, passed into a section of silicically altered pyritic sedimentary rocks and then into a fine grained intrusion. The breccia and intrusive rocks are dominantly sericite altered. The highest grade gold zone straddles the contact between the intrusion and sedimentary rocks.

IC-10-012:   Far northeast part of Iron Cap, drilled at azimuth 135o and a minus 70o inclination. The upper parts of this drill hole are alternating intervals of sedimentary and tuffaceous rocks with diorite intrusion. Alteration is principally silica with abundant stockwork veins. The lower third of the drill hole encountered silicic and pyritic sedimentary rocks and very fine grained felsic volcanic rocks.

IC-10-013: North central part of Iron Cap, orientated at azimuth 135o and minus 80o inclination. The entire drill hole displays low intensity alteration in a porphyritic intrusive rock. The upper third of the hole is dominated by silicic alteration with patchy potassic alteration. Below a distinct fault zone in the hole, the lower 2/3 is altered in alternating intervals to chlorite-rich and silica-rich alteration assemblages.

The above reported drill holes were designed to intersect the true width of the Iron Cap zone.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world’s largest undeveloped gold/copper projects. Proven and probable reserves for the KSM project (see news release dated March 31, 2010 for details) using a gold price of US$850 per ounce and a copper price of US$2.25 per pound are as follows:

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	In Situ Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	764.8	0.59	0.16	2.93	62.3	14.5	2,722	72.0	105.0
	Total	1,335.4	0.61	0.16	2.93	60.4	26.3	4,823	126.1	178.0
Sulphurets	Probable	142.2	0.61	0.28	0.44	101.8	2.8	883	2.0	31.9
Kerr	Probable	125.1	0.28	0.48	1.26	Nil	1.1	1,319	5.1	Nil
Totals	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	1,032.1	0.56	0.22	2.38	60.2	18.4	4,924	79.1	137.0
	Total	1,602.7	0.59	0.20	2.58	59.4	30.2	7,024	133.1	209.9

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2010 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS; (v) completion of and submission of the EAA; and (v) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates, (xi) reasonable contingency requirements; (xiii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiv) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rate of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted, variations in rates of recovery and extraction; developments in world metals markets, risks relating to fluctuations in the Canadian dollar relative to the US dollar, increases in the estimated capital and operating costs or unanticipated costs, difficulties attracting the necessary work force, increases in financing costs or adverse changes to the terms of available financing, if any, tax rates or royalties being greater than assumed, changes in development or mining plans due to changes in logistical, technical or other factors, changes in project parameters as plans continue to be refined, risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups, the effects of competition in the markets in which Seabridge operates, operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

Map 1 - KSM PROJECT LOCATION MAP JULY 26, 2010

IRON CAP ZONE
DETAIL MAP
N
MITCHELL ZONE (Mar. 2010)
PROVEN AND PROBABLE RESERVES:
1,335M t @ 0.61g/t Au, 0.16% Cu
(26.3M oz Au, 4,823M lb Cu)
MITCHELL
THRUST FAULT
SULPHURETS ZONE (Mar. 2010)
PROVEN AND PROBABLE RESERVES:
142.2M t @ 0.61g/t Au, 0.28% Cu
(2.8M oz Au, 883M lb Cu)
SULPHURETS
THRUST FAULT
KERR ZONE (Mar. 2010)
PROVEN AND PROBABLE RESERVES:
125.1M t @ 0.28g/t Au, 0.48% Cu
(1.1M oz Au, 1,319M lb Cu)
PFS OPEN PIT LIMITS
0
1
2
kilometers

KSM PROJECT LOCATION MAP
JULY 26, 2010

SEABRIDGE GOLD

Map 2 - IRON CAP ZONE DRILL HOLE ASSAY COMPOSITES, JULY 26, 2010

IRON CAP ZONE DRILL HOLE ASSAY COMPOSITES, JULY 26, 2010
N
0.60g/t Au, 0.15% Cu / 223m
IC-10-012
0.46g/t Au, 0.21% Cu / 449.1m
IC-10-011
0.60g/t Au, 0.34% Cu / 145.6m
0.55g/t Au, 0.18% Cu / 512m
IC-10-009
IC-10-006
0.59g/t Au, 0.13% Cu / 87.5m
0.41g/t Au, 0.29% Cu / 49.3m
0.67g/t Au, 0.26% Cu / 158.4m
IC-05-003
IC-10-010
0.31g/t Au, 0.41% Cu / 17m
Sulphurets Thrust Fault
IC-10-013
IC-05-001
0.57g/t Au, 0.22% Cu / 202m
IC-10-007
0.54g/t Au, 0.27% Cu / 79.8m
0.50g/t Au, 0.26% Cu / 108m
IC-10-008
0.33g/t Au, 0.21% Cu / 131m
IC-05-004
0.50g/t Au, 0.25% Cu / 264.5m
IC-05-002
0.50g/t Au, 0.21% Cu / 249.1m
LIMITS OF PROPOSED MITCHELL ZONE OPEN PIT
0
100
200
meters
SEABRIDGE GOLD